FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  4th August 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 4 August 2008

Name of applicant:		Signet Group plc
Name of scheme:		Signet Group plc Executive Share Option Scheme 1993
Period of return:	From:	04.02.08	To:	04.08.08
Balance under scheme from previous return:		6,503,501
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		31,361
Balance under scheme not yet issued/allotted at end of period		6,472,140
Number and class of securities originally listed and the date of admission		8,242,889 ordinary 0.9 US cents - 05.02.07
Total number of securities in issue at the end of the period		1,705,541,827

Name of contact:	Mrs L Winston
Address of contact:	15 Golden Square, London, W1F 9JG
Telephone number of contact:	0870 90 90 301

SIGNED BY

Mark Jenkins

Company Secretary

for and on behalf of

Signet Group plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date:  4 August 2008

Name of applicant:		Signet Group plc
Name of scheme:		Signet Group plc 2000 LTIP
Period of return:	From:	04.02.08	To:	04.08.08
Balance under scheme from previous return:		555,983
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		Nil
Balance under scheme not yet issued/allotted at end of period		555,983
Number and class of securities originally listed and the date of admission		898,785 ordinary 0.9 US cents - 05.02.07
Total number of securities in issue at the end of the period		1,705,541,827

Name of contact:	Mrs L Winston
Address of contact:	15 Golden Square, London, W1F 9JG
Telephone number of contact:	0870 90 90 301

SIGNED BY

Mark Jenkins

Company Secretary

for and on behalf of

Signet Group plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 4 August 2008

Name of applicant:		Signet Group plc
Name of scheme:		Signet Group plc Sharesave Scheme
Period of return:	From:	04.02.08	To:	04.08.08
Balance under scheme from previous return:		2,708,932
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		27,950
Balance under scheme not yet issued/allotted at end of period		2,680,982
Number and class of securities originally listed and the date of admission		2,708,932 ordinary 0.9 US cents - 10.09.07
Total number of securities in issue at the end of the period		1,705,541,827

Name of contact:	Mrs L Winston
Address of contact:	15 Golden Square, London, W1F 9JG
Telephone number of contact:	0870 90 90 301

SIGNED BY

Mark Jenkins

Company Secretary

for and on behalf of

Signet Group plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 4 August 2008

Name of applicant:		Signet Group plc
Name of scheme:		Signet Group plc US Share Option Plan 2003
Period of return:	From:	04.02.08	To:	04.08.08
Balance under scheme from previous return:		2,377,949
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		Nil
Balance under scheme not yet issued/allotted at end of period		2,377,949
Number and class of securities originally listed and the date of admission		4,100,000 ordinary 0.9 US cents - 05.02.07
Total number of securities in issue at the end of the period		1,705,541,827

Name of contact:	Mrs L Winston
Address of contact:	15 Golden Square, London, W1F 9JG
Telephone number of contact:	0870 90 90 301

SIGNED BY

Mark Jenkins

Company Secretary

for and on behalf of

Signet Group plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  4th August 2008